AB
3/7

[redacted]

15047547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
Wash., DC
201

SEC FILE NUMBER
8-65678

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 Nassau Street
(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – *if individual, state last, first, middle name*)

185 Crossways Park Drive	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glen Eagle Advisors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan A. Michel
Signature

CEO
Title

Kathleen M Karkos
Notary Public

KATHLEEN M KARKOS
Commission # 2432271
Notary Public, State of New Jersey
My Commission Expires
April 08, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEN EAGLE ADVISORS, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65678

YEAR ENDED DECEMBER 31, 2014

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GLEN EAGLE ADVISORS, L.L.C.

Table of Contents

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Glen Eagle Advisors, L.L.C.

We have audited the accompanying financial statements of Glen Eagle Advisors, L.L.C. (a limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Glen Eagle Advisors, L.L.C.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Glen Eagle Advisors, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of Glen Eagle Advisors, L.L.C.'s financial statements. The supplemental information is the responsibility of Glen Eagle Advisors, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wrubery, Mole, Krantz & Goldfarb, LLP

Woodbury, New York
February 25, 2015

GLEN EAGLE ADVISORS, L.C.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	150,691
Due from broker		69,236
Advisory fees and other recievables		36,093
Restricted cash		25,000
Prepaid expenses and other assets		43,773
Total current assets		324,793
Property and equipment (net of accumulated depreciation of $32,763)		5,445
	$	330,238
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		158,928
Member's equity		171,310
	$	330,238

See notes to financial statement.

GLEN EAGLE ADVISORS, L.C.C.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenues	
Advisory fees	$ 1,358,627
Commission income	1,190,942
Other income	7,697
Investment income	220
	2,557,486
Operating expenses	
Commissions paid to brokers	1,474,666
Employee compensation and benefits	310,157
Clearing costs	42,028
Professional fees	172,078
Occupancy cost	119,453
Regulatory and SIPC fees	26,234
Advertising and promotion	42,927
Depreciation and amortization	6,548
Travel and entertainment	97,587
Other operating expenses	243,685
	2,535,363
Net income	$ 22,123

See notes to financial statements.

GLEN EAGLE ADVISORS, L.C.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$ 233,187
Net income	22,123
Member distributions	(84,000)
Balance, December 31, 2014	**$ 171,310**

See notes to financial statements.

GLEN EAGLE ADVISORS, L.C.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income	$	22,123
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		6,548
Changes in assets and liabilities		
Due from broker		53,106
Advisory fees and other recievables		20,081
Prepaid expenses and other assets		(4,853)
Accounts payable and accrued expenses		55,577
Net cash provided by operating activities		152,582
Cash flows from investing activities		
Acquistion of fixed assets		(3,446)
Cash flows from financing activities		
Member distributions		(84,000)
Net decrease in cash		65,136
Cash, beginning of year		85,555
Cash, end of year	$	150,691
Supplemental cash flow disclosures		
Interest paid	$	116

See notes to financial statements.

1. General

Glen Eagle Advisors, L.L.C. (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002 for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced business operations on May 9, 2003. The Company is a wholly-owned subsidiary of Glen Eagle Investments, Inc.

The Company acts as a broker dealer and is exempt from The Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by the clearing firm.

2. Regulation

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

3. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Advisory Fees and Other Receivables –

Advisory fees and other receivables consist of fees earned as an introducing broker related to managed accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on its history with the advisor and current credit considerations. At December 31, 2014, there was no allowance was required for this receivable.

(Continued)

3. Summary of Significant Accounting Policies (Continued)

Property and Equipment –

Property and equipment are stated at cost and are depreciated using the double-declining method or the straight-line method over the estimated useful lives of five or seven years.

Revenue Recognition –

Commission income and related expenses are recorded on a trade date basis.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes –

As the Company is a single member limited liability company, it is not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income, whether or not distributed, and may be entitled to deduct any losses. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Concentration of Credit Risk –

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that are potentially subject to credit risk include cash and cash equivalents and amounts due from the broker. The balances in these accounts from time to time may exceed federally insured limits.

Advertising Costs –

The Company expenses the costs of advertising as they are incurred. For the year ended December 31, 2014, advertising expense was $12,196.

(Continued)

4. Restricted Cash

At December 31, 2014, the Company had $25,000 deposited with Pershing, L.L.C. ("Pershing"), which is the entity the Company uses as its clearing broker. Per the terms of the clearing agreement with Pershing, the Company must maintain a balance of $25,000 deposited at all times.

5. Property and Equipment

At December 31, 2014, property and equipment consists of:

Computer equipment	$	25,830
Furniture and fixtures		10,541
Telephone system		1,837
Less: Accumulated depreciation		(32,763)
Total property and equipment	$	5,445

Depreciation expense amounted to $6,548 for the year ended December 31, 2014.

6. Commitments

The Company is a party to leases for its office space and certain equipment. Future minimum lease payments for all leases with terms of one year or more are as follows:

Year Ending December 31,		
2015	$	105,471
2016		63,617
	$	169,088

Rent expense for the above operating leases amounted to $66,833 for the year ended December 31, 2014.

7. Limited Liability Company

Since the Company is a limited liability company, no member manager, agent or employee of the Company shall be liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other member, director, manager or agent, or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

8. Minimum Capital Requirements

The Company is subject to The Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to regulatory net capital not exceed 15 to 1.

At December 31, 2014, the Company's net capital under these rules was $85,798 which exceeded minimum net capital of $10,595 by $75,203, and the ratio of aggregate indebtedness was 1.85 to 1.

Under the exemptive provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

9. Customer Protection Rule

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to-possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

10. Off Balance Sheet Risk

In the normal course of business, the Company's activities may expose it to off-balance sheet credit risk in the event a counterparty or customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a counterparty being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

11. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2015, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

GLEN EAGLE ADVISORS, L.C.C.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Computation of net capital		
Total member's equity	$	171,310
Less - non-allowable assets		
Property and equipment, net		(5,445)
Other assets		(80,041)
Plus - allowable credit		
		-
Net capital before haircuts on securities positions		85,824
Haircuts and undue concentrations		(26)
Net capital	$	85,798
Computation of aggregate indebtedness		
Accounts payable and accrued expenses includable in aggregate indebtedness	$	158,928
Aggregate indebtedness	$	158,928
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	10,595
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	10,595
Excess net capital	$	75,203
Excess net capital at 1000 percent	$	69,905
Ratio: aggregate indebtedness to net capital		1.85 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	71,603
Increases resulting from December 31, 2014 audit adjustments, net		14,195
Net capital, as included in this report	$	85,798

See report of independent registered accounting firm.

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Glen Eagle Advisors, L.L.C. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Glen Eagle Advisors, L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3 [(k)(2)(ii)] (the "exemption provisions") and (2) Glen Eagle Advisors, L.L.C. stated that Glen Eagle Advisors. L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Glen Eagle Advisors, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glen Eagle Advisors, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 25, 2015

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Assertions Regarding Exemption Provisions

Glen Eagle Advisors, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The company met the identified exemption provision in §240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2014, without exception.

Glen Eagle Advisors, LLC

I, Susan Michel, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By:

Susan Michel, Chief Executive Officer

February 27, 2015

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of Glen Eagle Advisors, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Eagles Advisors, L.L.C., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Glen Eagle Advisors, L.L.C.'s compliance with the applicable instructions of Form SIPC-7. Glen Eagle Advisors, L.L.C.'s management is responsible for Glen Eagle Advisors, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Woodbury, New York
February 25, 2015

Weisberg, Molé, Krantz & Goldfarb, LLP

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

GLEN EAGLE ADVISORS, L.L.C.

Schedule of Assessment and Payments – General Assessment
Reconciliation Pursuant to Rule 17a-5(e)(4)
December 31, 2014

Total Revenues	$	2,557,487
Additions		0
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.		1,111,490
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		42,028
Other revenue not related either directly or indirectly to the securities business (Reimbursed expenses and miscellaneous income)		6,196
Total interest and dividend expense but not in excess of total interest and dividend income.		116
Total Deductions		1,159,830
SIPC Net Operating Revenues	$	1,397,657
General Assessment @ .0025	$	3,494
Less: Payment Made With SIPC-6 on June 30, 2014		(1,944)
Less: Payment Made With SIPC-7 on February 28, 2015		(1,550)
Assessment (Overpayment) Underpayment	$	0